UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HealthSouth Corporation

(Name of Subject Company (Issuer))

HealthSouth Corporation

(Name of Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

421924

(CUSIP Number of Class of Securities)

Stephen Leasure

3660 Grandview Parkway, Suite 200

Birmingham, Alabama

(205) 970-4878

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Mark F. McElreath

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9595

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$350,000,000	$47,740.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that an aggregate of $350 million of the Common Stock, par value $0.01 per share (the “Common Stock”) of HealthSouth Corporation (the “Company”) will be purchased pursuant to the Offer. The final purchase price per share of Common Stock was described in the Company’s Offer to Purchase, dated February 20, 2013. As of March 18, 2013 there were 96,380,137 shares of Common Stock outstanding.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 20, 2013, as amended and supplemented by Amendment No. 1 filed with the SEC on March 7, 2013 (as amended, the “Schedule TO”), and relates to the offer by HealthSouth Corporation, a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash (the “Offer”) an aggregate of up to $350 million worth of shares of its outstanding Common Stock (the “Common Stock”) upon the terms and subject to the conditions set forth in our Offer to Purchase, dated February 20, 2013 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed on Schedule TO dated February 20, 2013 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

The first paragraph under the heading “Incorporation of documents by reference,” on page 5 of the Offer to Purchase, is hereby amended and restated as follows:

“The following documents filed by us with the SEC are incorporated herein by reference and shall be deemed to be a part of this Offer to Purchase:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 19, 2013; and

•

Our current reports on Form 8-K, filed with the SEC on January 29, 2013, February 20, 2013, and March 5, 2013 (other than any information in such reports that is deemed to have been furnished to, rather than filed with, the SEC in accordance with SEC rules).

On March 20, 2013, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, at the end of March 19, 2013. A copy of such press release was filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)	Press Release, dated March 20, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTHSOUTH CORPORATION

By:	/s/ John P. Whittington
	Name:	John P. Whittington
	Title:	Executive Vice President, General Counsel and Secretary

Date: March 20, 2013

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated February 20, 2013.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Letter to Clients.*

(a)(5)(i)	Press Release, dated February 18, 2013*

(a)(5)(ii)	Press Release, dated February 20, 2013.*

(a)(5)(iii)	Summary Advertisement, dated February 20, 2013.*

(a)(5)(iv)	Press Release, dated March 20, 2013.**

**	Filed herewith.
*	Previously filed on Schedule TO dated February 20, 2013.

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